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Boston Fiber Company

61 Thayer Street
Boston, MA
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Boston Fiber Company is seeking investment to complete the build out of our new storefront.
Lease SecuredRenovating Location
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INVESTOR PERKS

Boston Fiber Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Exclusive Skein of Hand Dyed Yarn Invest $150 or more to qualify. Unlimited available

Exclusive skein of hand dyed local yarn and a sock pattern from a local designer to go with the yarn as well as some pins and stickers - the yarn and pattern wouldn't be available publicly until December.

Two Invites to Grand Opening Invest $500 or more to qualify. Unlimited available

Two invites to our grand opening party where backers would get 25% off any purchases (our friends and family discount)

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Highlights

Boston Fiber Company LLC has outgrown its current location and is looking for funding to expand its inventory and support its move into a larger retail space nearby.

BFC is a queer-owned retail yarn business located in the resurgent and walkable SOWA neighborhood of Boston's South End, serving the area's knitting and crafting community. Aside from offering the area's widest selection of locally sourced and high-quality yarns and supplies, the business provides support and community for local knitters and crafters through weekly events and classes for all skill levels, including beginners.

Since opening its doors in July 2022, BFC has proven the need for a high-end destination yarn and knitting store in the Boston area. The post-COVID world has brought with it a resurgence of the crafts movement and an increased demand for social programming fostering community. BFC is meeting that need, as demonstrated by its passionate clientele and positive coverage on boston.com and The Boston Globe.

BFC's plans for the future include developing its own line of dyed yarns this summer and sponsoring a community yarn festival in September. The business also plans to increase its workshop and online offerings, with possible expansion to a second location focusing on hands-on training and workshops.

Owner Sara Ingle is an experienced retailer and business manager. Previously, she co-managed Bead+Fiber for four years, running day-to-day operations, and working with yarn dyers and companies. Before that, she worked five years in retail at Anthropologie on Newbury Street in Boston. In 2023 she received the EXTRAordinary Women award from the Mayor's Office of Women's Advancement. She is a graduate of Fordham University and the Vermont College of Fine Arts.

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OUR STORY

Hi! I'm Sara. I'm an avid knitter, writer, and reader. My grandma taught me how to knit when I was five years old and I've been knitting ever since.

I've been working in retail since I was eighteen years old and I've come to love it. Opening my own shop has always been a goal of mine and I'm so excited to finally be here.

Boston Fiber Company is a queer-owned yarn shop in Boston's South End. It is extremely important to me to create a community where everyone feels welcome and comfortable.

I want BFC to be a place that people know they can come to ask questions, take classes, participate in events and find yarn that they can't find anywhere else. My goal is to source the majority of our inventory from queer-owned or BIPOC-owned businesses. I want the items in the store to reflect our customers and myself.

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OUR GOALS

Short-term goals for the business include moving to a larger location (already secured) in the same retail neighborhood (literally across the street), significantly increasing inventory, and expanding special events and classes.

BFC is also working with local suppliers to create its own custom line of hand-dyed yarns. A fiber festival organized by BFC and to be held in the highly popular and walkable SOWA neighborhood is currently scheduled for September.

BFC is also leasing a booth at the SOWA Winter Market in late November and December, which attracts thousands of holiday shoppers.

Long-term goals include expanding online sales, wholesaling custom products, and potentially establishing a second location with a focus on classes and special events, along with a cafe.

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Previous

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3,000 people

Social Media Followers

2022

Founded

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THE TEAM

Sara Ingle

owner

Hi! I'm Sara. I'm an avid knitter, writer, and reader (keep an eye out for a book group). My grandma taught me how to knit when I was five years old and I've been knitting since then.

I've been working in retail since I was eighteen years old and I've come to love it. Opening my own shop has always been a goal of mine and I'm so excited to finally be here.

Boston Fiber Company is queer-owned yarn shop in Boston's South End. It is extremely important to me to create a community where everyone feels welcome and comfortable. I want BFC to be a place that people know they can come to ask questions, take classes, participate in events and find yarn that they can't find anywhere else. My goal is to source the majority of our inventory from queer-owned or BIPOC-owned businesses. I want the items in the store to reflect our customers and myself.

This is a preview. It will become public when you start accepting investment.

PRESS

Boston's newest yarn store hopes to become a common thread among local crafters - The Boston Globe

The store, founded by longtime knitter Sara Ingle, stocks a wide variety of supplies for fiber artists, including yarn, knitting needles and crochet hooks, embroidery kits, and other tools.

With knitting and crochet on the rise, Greater Boston yarn sellers open the door to a world of color

Knitting has picked up steam during the pandemic, and independent yarn sellers around Boston are noticing the trend. Read more on Boston.com.

24 crafting stores and groups you should visit, according to readers

See why readers love to knit, sew, and crochet and what they had to say about their most recommended crafting shops in Greater Boston.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Fixtures $8,000

Inventory $20,000

Moving $6,500

Updating decor and painting $2,800

Mainvest Compensation $2,700

Total $40,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $300,000 $330,000 $353,100 $370,755 $381,877

Cost of Goods Sold $95,000 $104,500 $111,815 $117,405 $120,926

Gross Profit $205,000 $225,500 $241,285 $253,350 $260,951

EXPENSES

Rent $39,600 $40,590 $41,604 $42,644 $43,710

Utilities $3,000 $3,075 $3,151 $3,229 $3,309

Salaries $72,000 $79,200 $84,744 $88,981 $91,650

Insurance $2,400 $2,460 $2,521 $2,584 $2,648

Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309

Operating Profit $85,000 $97,100 $106,114 $112,683 $116,325

This information is provided by Boston Fiber Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Executive Summary.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends August 18th, 2023

Summary of Terms

Legal Business Name Boston Fiber Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 3.5%-6.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Boston Fiber Company's fundraising. However, Boston Fiber Company may require additional funds from alternate sources at a later date.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Boston Fiber Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Boston Fiber Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Boston Fiber Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Boston Fiber Company's core business or the inability to compete successfully against the with other competitors could negatively affect Boston Fiber Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Boston Fiber Company's management or vote on and/or influence any managerial decisions regarding Boston Fiber Company. Furthermore, if the founders or other key personnel of Boston Fiber Company were to leave Boston Fiber Company or become unable to work, Boston Fiber Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Boston Fiber Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Boston Fiber Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Boston Fiber Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Boston Fiber Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Boston Fiber Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Boston Fiber Company's financial performance or ability to continue to operate. In the event Boston Fiber Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Boston Fiber Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Boston Fiber Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Boston Fiber Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Boston Fiber Company will carry some insurance, Boston Fiber Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Boston Fiber Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Boston Fiber Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Boston Fiber Company's management will coincide: you both want Boston Fiber Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Boston Fiber Company to act conservative to make sure they are best equipped to repay the Note obligations, while Boston Fiber Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Boston Fiber Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Boston Fiber Company or management), which is responsible for monitoring Boston Fiber Company's compliance with the law. Boston Fiber Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Boston Fiber Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Boston Fiber Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Boston Fiber Company, and the revenue of Boston Fiber Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Boston Fiber Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Boston Fiber Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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